PE 7-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Full Text Announcement

Company	Abbey National PLC
TIDM	ANL
Headline	Directorate Change
Released	11:11 26 Jul 2002
Number	1696Z

Announcement

Following the recent announcement of his impending appointment as Chairman of Ofcom, the new communications regulator, and increasing time pressures, Lord Currie will be resigning as a director of Abbey National plc with effect from the end of July 2002.

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date:26 July, 2002

By ____________________
Ian Christie, Assistant Group Secretary